UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                                 SCHEDULE 13D/A
                    Under the Securities Exchange Act of 1934
                                (Amendment No. 5)


                              HeadHunter.NET, Inc.
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                                (Name of Issuer)


                     Common Stock, par value $0.01 per share
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                         (Title of Class of Securities)


                                    422077107
                    -----------------------------------------
                                 (CUSIP Number)


                              Barry J. Wagner, Esq.
                                 General Counsel
                               Omnicom Group Inc.
                          437 Madison Avenue, 9th Floor
                            New York, New York 10022
                                 (212) 415-3600
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            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)


                                 March 13, 2001
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             (Date of Event which Requires Filing of this Statement)


If the reporting person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box . |_|


                              (Page 1 of 15 Pages)

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CUSIP No.   008447104                 13D                     Page 2 of 15 Pages
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     1       NAME  OF REPORTING  PERSONS
             S.S. OR I.R.S.  IDENTIFICATION   NOS. OF ABOVE  PERSONS

             Omnicom Group Inc.

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     2       CHECK THE APPROPRIATE  BOX  IF A MEMBER  OF A GROUP* (a) |_|
                                                                  (b) |_|
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     3       SEC USE ONLY


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     4       SOURCE OF FUNDS

             OO

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     5       CHECK BOX  IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
             PURSUANT  TO ITEM  2(d) or 2(e)

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     6       CITIZENSHIP  OR PLACE  OF ORGANIZATION

             New York

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                              7     SOLE VOTING  POWER

                                    4,827,400
                          ------------------------------------------------------
                              8     SHARED VOTING  POWER
   NUMBER OF
    SHARES                          None
 BENEFICIALLY             ------------------------------------------------------
   OWNED BY                   9     SOLE DISPOSITIVE  POWER
EACH REPORTING
  PERSON WITH                       4,827,400
                          ------------------------------------------------------
                             10     SHARED DISPOSITIVE  POWER

                                    None
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    11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

             4,827,400
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    12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
             SHARES* |_|

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    13       PERCENT  OF CLASS REPRESENTED BY AMOUNT  IN  ROW (11)

             23.8%

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    14       TYPE OF REPORTING PERSON*

             CO
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                      SEE INSTRUCTIONS BEFORE FILLING OUT!


                              (Page 2 of 15 Pages)

      This amendment amends and supplements the information set forth in the Statement on Schedule 13D filed on July 31, 2000 (as previously amended, the "Schedule 13D"), by Omnicom Group Inc. (the "Reporting Person") relating to common stock of HeadHunter.NET, Inc. ("Headhunter") received in a business combination transaction. In addition to the Item specified below, each other item of the Schedule 13D to which the information set forth below is relevant is amended thereby.

Item 5. Interest in Securities of the Issuer.

      The stock purchase agreement, dated December 29, 2000, reported in the
Schedule 13D has been amended in various respects, including to provide for staged closings, with 1,000,000 Headhunter common shares transferred at an initial closing on March 13, 2001. The parties also modified the composition of the securities in the basket subject to the agreement, but all of the Headhunter shares beneficially owned by the Reporting Person remained in the basket. Under the agreement, except as specified below, Headhunter shares are valued at an amount equal to the lower of (1) the closing sales price for Headhunter shares on the NASDAQ on the December 29, 2000 date of the agreement ($7.125 per share) and (2) the closing sales price for Headhunter common shares on the NASDAQ on the last trading day immediately preceding their actual transfer. As a result, the price for the initial 1,000,000 Headhunter shares transferred on March 13, 2001 was $5.75 per share.

      The 4,827,400 Headhunter common shares beneficially owned by the Reporting Person (representing 23.8% of Headhunter's outstanding common shares) after the transaction described above remain subject to the stock purchase agreement. The amount due under the agreement for the balance of the 4,827,400 Headhunter shares not sold as of the date of the amendment may not exceed $23,382,800 in the aggregate (or $4.84 per share).

      Either party has the right to terminate the stock purchase agreement as to any securities in the basket not transferred by June 30, 2001. The closing of the purchase and sale of the remaining securities subject to the stock purchase agreement is subject to various conditions and as such there can be no assurance that it will occur or as to the ultimate number of Headhunter common shares that will be transferred thereunder.

      A copy of the amended agreement is filed as Exhibit 6 hereto and is incorporated herein by reference. The foregoing description is qualified in its entirety by reference thereto.

Item 7. Material to be Filed as Exhibits.

Item 7 is hereby amended by adding the amended stock purchase agreement as
Exhibit 6:

Exhibit 6: Stock transfer agreement, as amended (filed herewith).


                              (Page 3 of 15 Pages)

                                    SIGNATURE

      After reasonable inquiry and to the best of the undersigned's knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct, and agrees that this Statement may be filed on behalf of the undersigned by Omnicom Group Inc.


                                         OMNICOM GROUP INC.



                                         By:  /s/ RANDALL J. WEISENBURGER
                                             -------------------------------
                                                  Executive Vice President

March 14, 2001


                              (Page 4 of 15 Pages)

                                  EXHIBIT INDEX


Exhibit 6: Stock transfer agreement, as amended (filed herewith).


                              (Page 5 of 15 Pages)